Exhibit 99.5

Form of PwC Consent for Form 40-F

Consent of PricewaterhouseCoopers LLP

We hereby consent to the inclusion in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2005; (ii) registration statements on Form F-9 (File Nos. 333-113732 and 333-118737); and (iii) registration statements on Form S-8 (File Nos. 333-124218, 333-13956 and 333-85598), of our audit report dated February 6, 2006, on the consolidated balance sheets of EnCana Corporation as at December 31, 2005 and 2004, and the consolidated statements of earnings, retained earnings and cash flows for each of years in the three-year period ended December 31, 2005, to be filed with the United States Securities and Exchange Commission.

Chartered Accountants
Calgary, Alberta
February 14, 2006